Jonathan Ram Dariyanani
Attorney At Law
1329 Clay Street, Suite 3, San Francisco, California 94109 (415) 699-7121, Fax (415) 358-5548

February 1, 2006

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA FAX (202) 772-9202 and via EDGAR

Dear Ms. Simpson:

This letter is written in my official capacity as corporate counsel to FUSA Capital Corporation, a Nevada corporation (the “Company”). The purpose of this letter is to respond to comments issued to the Company by the Commission on December 16, 2005 regarding the Company’s filing of Form 10KSB for the Fiscal Year ending December 31, 2004, File Number 0-50274.

In order to facilitate your review, I have endeavored to include as detailed a response as possible to each of your comments. I will refer to your comments by number as they were numbered on your comment letter of December 16, 2005.

We have complied with your comments 1 & 2. You will find our revised disclosure on the attached redline pages. Regarding comment 1, we have included the predecessor audit firm, Beckstead and Watts, audit report and financial statements for the fiscal year ending December 31 2003 with the revisions you requested. Regarding comment 2, our independent auditor, Braverman International PC, has revised the scope and opinion paragraphs of its audit report consistent with your comment. You will find the revised language on the attached redline pages.

Time is of the essence for us in having this issue resolved. Please contact me at 415-699-7121 as soon as possible to resolve any concerns you may have with this filing.

Very truly yours,

/s/ Jonathan Dariyanani

Jonathan Dariyanani, Esq.
Corporate Counsel to FUSA Capital Corporation